Banco Itaú Holding Financeira S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF MAY 5, 2008

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on May 5, 2008, at 5:00 p.m., with the legal quorum being present, met at the company’s head office, under the chairmanship of Mr. Olavo Egydio Setubal and unanimously decided to accept the proposal of the Disclosure and Insider Trading Committee to institute the Corporate Governance Policy as shown in the annex, consolidating the corporate governance principles and practices adopted by the company.

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, May 5, 2008. (signed) Olavo Egydio Setubal – Chairman; Alfredo Egydio Arruda Villela Filho; José Carlos Moraes Abreu and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

CORPORATE GOVERNANCE POLICY
 APPROVED BY THE BOARD OF DIRECTORS AT THE MEETING OF MAY 5, 2008

1.	Purpose

This Corporate Governance Policy (Policy) consolidates the principles and practices of Corporate Governance adopted by Banco Itaú Holding Financeira S.A. (Itaú Holding).

Corporate Governance involves the guidance and monitoring of the relationships between the Company, the Board of Directors, the Board of Executive Officers, the Statutory Committees, the Independent Auditors, the Fiscal Council, the company’s Stockholders and the Market. Good Corporate Governance practices add value to society, facilitating the company’s access to capital and contributing to its longevity.

The key principle upon which Itaú Holding’s Policy rests is the quest for excellence in Corporate Governance with a view to strengthening and creating the best conditions for the development of its subsidiaries.

The Policy is linked to the Bylaws, the Internal Charters of the Board of Directors and other statutory bodies and Committees, to the Code of Ethics and other internal regulations of Itaú Holding,  and reflects the existing structures for protecting the interests of the stockholders and the market, acting as guidelines for company’s management.

2.	Regulatory Environment and Self-regulation

Itaú Holding is a publicly listed financial institution. Its shares are traded on three stock exchanges: the  São Paulo Stock Exchange (BOVESPA), the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE). In the latter, trading is through the intermediary of  depositary receipts (ADRs).

As a financial institution, the company is subject to the rules of the National  Monetary Council (CMN)  and the rules and supervision of the Central Bank of Brazil.

As a publicly listed company, with shares traded on the aforementioned exchanges in Brazil, Argentina and the United States, Itaú Holding is subject to the rules and supervision of the local capital market regulators: the Brazilian Securities and Exchange Commission (CVM), the Argentine Comisión Nacional de Valores (CNV) and the US Securities and Exchange Commission (SEC), respectively, including Corporate Governance standards.

In Brazil, the principal regulation applicable to Itaú Holding stems from its adhesion to BOVESPA’s  Special Corporate Governance Level 1 listing, effected on a voluntary basis in June 2001. This requires that the company adopt differentiated practices of corporate governance, such as greater transparency in rendering information to the market, maintenance of a minimum free float and share dispersion via public offerings as part of a process of respect for minority stockholder interests. In addition, in 2007, Itaú Holding signed up to the  ABRASCA Manual for Control and Disclosure of Material Information.

In the United States, Itaú Holding is subject to the Sarbanes-Oxley Act of July 2002, as well as NYSE and SEC requirements, among which are the need to establish an Audit Committee and the certification of the company’s internal controls and financial statements. The constitution of an Audit Committee is also contained in the Brazilian regulations (CMN Resolutions 3198/04 and CNSP 118/04).

CORPORATE GOVERNANCE POLICY OF MAY 5 2008 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	Page .2

3.	Code of Ethics

Itaú Holding’s operations are based on principles which support an organizational culture focused on the advancement of people both personally and professionally, strict compliance with the rules and regulations and a permanent vocation for development. To help the organization implement these principles, Itaú Holding instituted a Code of Ethics in 2000, since widely disseminated throughout the company. This document was revised in October 2005 in order to better adjust Itaú Holding to its place in the global environment.

4.	Senior Management

The Senior Management encompasses the General Stockholders’ Meeting and the following statutory bodies: Board of Directors, Board of Executive Officers, Fiscal Council, Advisory Board, International Advisory Board, Appointments and Compensation Committee, Audit Committee, Disclosure and Insider Trading Committee, Capital and Risks Management Committee and Accounting Policies Committee.

The statutory committees (Committees) maintain a relationship with the Board of Directors and have their members elected or nominated by this body, the purpose being to create conditions for the uniform treatment and systematization of subjects of strategic relevance and control of Itaú Holding. The Board of Directors, the Board of Executive Officers and the statutory Committees in their role as collegiate bodies seek to achieve consensus through the dialog and systemic vision which characterize the management of Itaú Holding.

4.1.	General Meetings

The company’s supreme body is the General Stockholders’ Meeting, which meets on an ordinary or extraordinary basis as a result of convening pursuant to the Brazilian Corporate Law.

The Ordinary General Meeting is held within the first four months of each year to receive, consider and vote on the financial statements presented by the management, deliberate on the allocation of the net income for the fiscal year, distribution of dividends and the election of the members of the Board of Directors and the Fiscal Council. The Extraordinary General Meeting is held when convened to deliberate on key matters (which are not within the Ordinary General Meeting’s mandate).

4.1.1.	Voting and Types of Shares

The Bylaws provides for two types of shares: common and preferred, both of them book entry, without par value and pertaining to a single class. Each common share gives its holder the right to one vote in the General Meetings.

The preferred shares carry no voting rights, except in specific cases provided in law, but grant their holder (i) priority in receiving the annual, non-cumulative minimum dividend of R$ 0.022 per share, (ii) participation on equal terms with the common shares in the distribution of profits once the common shares have been assured dividends as determined in (i) above, and (iii) the right, in the event of an eventual sale of a controlling stake, to be included in the public share offering to ensure that they receive a price that is equal to 80% of the value paid per voting share pertaining to the block of controlling stockholders (tag along).

4.2.	Board of Directors, Board of Executive Officers and Committees

The Board of Directors, acting as a collegiate body, is the mandatory organ of a publicly listed company. It is incumbent on this body (inter alia) to establish the general guidelines for the company’s businesses, to elect the members of the Board of Executive Officers and supervise the latter’s management. The operational and executive functions are incumbent on the Board of Executive Officers, respecting the guidelines established by the Board of Directors.

CORPORATE GOVERNANCE POLICY OF MAY 5 2008 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	Page .3

The structure, composition and powers of the Board of Directors are contained in Itaú Holding’s Bylaws and its rules for functioning are established in the Internal Charter. Based upon best Corporate Governance practice and to promote the renewal among the members on the Board of Directors, in 2006, Itaú Holding’s Bylaws introduced a provision, contingent on some transition rules, for the ineligibility for election to the Board of Directors of persons 75 years of age or more.

The Board of Directors is made up of stockholders of Itaú Holding and may have between 5 (five) and 20 (twenty) members. At the first meeting following the General Meeting which elects it, the Board shall choose from among its peers, its Chairman and from 1 (one)  to 3 (three) Vice-Chairmen.

Independent Member of the Board of Directors
The independence of the Board Members is designed principally to protect the interests of the company and its minority stockholders, and to stimulate the debate of ideas which may differ from those held by the Directors nominated by the controlling stockholder block. In this context, the Internal Charter of the Board of Directors provides that the independent Directors may meet to examine specific themes of interest to the company, reporting  back to the Chairman of the Board of Directors on matters raised and eventual suggestions on measures to be adopted.

An independent Director is characterized as one who has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with the controlling stockholder or with a member of a management body which may (i) the cause of a conflict of interests; or (ii) be prejudicial to his/her capacity and impartiality of analysis and appreciation.

In this context, a person cannot be deemed independent when he/she, for example:

1.	holds a stake, directly or indirectly in the capital stock of the company or any other company controlled by the former or under its joint control, equal or in excess of 5% (five per cent);

2.	is part of a stockholders’ agreement or is connected to the controlling block, directly or indirectly (through the intermediary of a corporate entity or family relation*);

3.	is or has been in the past three years an employee or officer of the company or of a company subject to the same control, or whose family member* is or was an officer of the company or of a company subject to the same control;

4.	is or was (or whose family member* is or was), in the past three years, the responsible technical person, partner, officer, manager, supervisor or any other member, with a managerial function, of the team involved in the work of the external audit of the company or of a company subject to the same control.

The Appointments and Compensation Committee, whose analysis shall not be necessarily restricted to the limits or relationships exemplified above, shall certify a Director’s independence.

The Director who remains in his/her post for 12 (twelve) consecutive years shall be deemed to no longer be independent.

* Family members are spouses, relations and the like directly descended or once and twice removed.

4.2.1.	Appointments and Compensation Committee

The principal function of the Appointments and Compensation Committee is to establish the compensation policy for the officers of  Itaú Holding and subsidiaries, encompassing the apportioning of the global and annual amount set by the General Meeting, the effecting of profit sharing payments and stock option grants and the concession of fringe benefits and representational values. This policy shall be applied on the basis of corporate responsibilities, contribution to results and the development of the companies, time dedicated to functions, professional competence and  reputation and the value of the services in the market.

CORPORATE GOVERNANCE POLICY OF MAY 5 2008 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	Page .4

It is also incumbent on this Committee: (i) to analyze and propose names to the Board of Executive Officers of Itaú Holding; (ii) to propose to the Board of Directors the members to be part of the Statutory Committees; (iii) to opine on situations where there is a potential conflict of interests related to the participation of members of the Board of Directors or Board of Executive Officers in the statutory organs of other corporations and (iv) to propose the criterion for evaluation of the activities of the Board of Directors.

The Committee comprises from 6 (six) to 8 (eight) persons elected annually by the Board of Directors from among the members of the Board itself, from the Board of Executive Officers and from subsidiaries and professionals of proven knowledge in the area, conditional upon the majority of the Committee being members of the Board of Directors.

Stock Option Plan
Since 1995, Itaú Holding has adopted the practice of including stock option grants in the compensation of its executives and those of its subsidiaries.

The purpose of the Stock Option Plan is to integrate executives into the company’s development over the medium to long-term, providing them with the opportunity of participating in the additional value which their work and dedication has brought to the company. The management of this Plan is incumbent on the Appointments and Compensation Committee which every year designates people considered eligible to options grants as well as the quantity and price of each option grant.

4.2.2.	Audit Committee

The Audit Committee, instituted by the General Meeting in April 2004, is the sole body covering Itaú Holding and its subsidiaries and affiliates, whether direct or indirectly held, (“ Itaú Financial Conglomerate”) and reporting to the Board of Directors. This Committee meets in full the requirements laid down by the CMN Resolution 3198/2004, CNSP Resolution CNSP 118/2004, the Sarbanes-Oxley Act and NYSE rules.

Pursuant to its Internal Charter, approved by the Board of Directors, it is incumbent on the Audit Committee to vouch for: (i) the quality and integrity of the financial statements; (ii)  compliance with legal and regulatory requirements; (iii) the activities, independence and quality of the work of the independent audit companies and the internal audit; and (iv) the quality and efficacy of the  internal controls systems and risk management.

The Audit Committee consists of at least, three and, and a maximum of seven members, elected annually by the Board of Directors from among its standing members and from professionals with proven knowledge in the audit area, conditional on the majority being made up of members of the Board of Directors, who shall also appoint the Committee’s Chairman. In electing the members, due consideration shall be given to the criteria of independence contained in the applicable regulations as well as the requirement that one of its members has the knowledge which may qualify him/her as a financial expert as described in the Audit Committee’s Regulations.

On June 30 and December 31, the Audit Committee prepares a report involving the monitoring of activities related to the independent and internal audits and the system of internal controls and risk management. This report is maintained at the disposal of the Central Bank of Brazil, the Private Insurance Superintendency  and the Board of Directors and a summary  of the report published together with the account statements for these periods. In addition, the Committee shall formally notify the Central Bank of Brazil and the Private Insurance Superintendency of any eventual evidence of: (i) non-compliance with the legal rules and regulations, which place at risk the continuity of any of the Itaú Financial Conglomerate’s components; (ii) frauds of any amount practiced by a member of management of any company in the Itaú Financial Conglomerate; (iii) material frauds practiced by employees of any company in the Itaú Financial Conglomerate, or by third parties; and (iv) errors which result in material inaccuracies in the financial statements of any company pertaining to the Itaú Financial Conglomerate.

4.2.3.	Disclosure and Insider Trading Committee

CORPORATE GOVERNANCE POLICY OF MAY 5 2008 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	Page .5

CVM Instruction 358 of July 2002 has ordained that publicly listed companies shall adopt a Policy for Disclosure of Material Acts or Facts (Disclosure Policy) and may adopt an Insider  Trading Policy (Insider Trading Policy). Itaú Holding has adopted both.

In addition to the Disclosure Policy and the Insider Trading Policy, Itaú Holding, has further expanded the scope of the CVM Instruction by creating a specific committee for the management of these Policies. Among publicly listed companies in Brazil, Itaú Holding was a pioneer in the creation and operation of this committee, its focus always on best Corporate Governance practice.

The prime function of the Disclosure and Insider Trading Committee is to administer the Disclosure and Insider Trading Policy. Its operations cover a broad spectrum of internal actions for improving the flow of information and certifying the ethical conduct of its managers and employees who are signatories to the Policies, in such a way as to: (i) ensure the transparency, quality, equality and reliability of the information provided to stockholders, investors, the press, governmental authorities and other capital markets agents; (ii) comply with and apply the criteria established in the Policies, in order that managers, stockholders, controllers and employees as well as third parties that enjoy a professional relationship or position of trust with the company, respect the ethical and legal standards in the trading of the company’s securities, or values benchmarked to them; (iii) evaluate the guidelines and procedures of the Insider Trading Policy and those that shall be complied with in the disclosure of a material act or fact and in the maintenance of the confidentiality of such information established in the Disclosure Policy as well as the prior analysis of the content of press releases; (iv) monitor and regulate adhesion of the managers and other employees of the Itaú Financial Conglomerate to the Policies, and (v) investigate cases of infringements of the Policies, bringing eventual infringements to the notice of the Board of Directors  and the Ethics Committee.

The Committee consists of the Investor Relations Officer and from 6 (six) to 10 (ten) persons elected annually by the Board of Directors from among the members of the Board itself, from the company’s Board of Executive Officers  and subsidiaries and from among professionals of proven knowledge in the capital markets’ area, conditional on the Committee’s majority being made up of members of the Board of Directors.

Operating Rules for Treasury

In November 2004,  following a detailed national and international survey of best Corporate Governance practice, Itaú Holding became the first Brazilian company to voluntarily adopt Operating Rules for the Trading of Shares as Treasury Stock (Rules). The Rules were introduced to govern the trading of own shares undertaken by Itaú Holding on the Stock Exchanges where the company’s shares are negotiated.

In management’s view, Itaú Holding’s adoption of these Rules has brought innumerous benefits, among which are the reduction of operating, financial and strategic risk, the creation of an in-house culture for these operations in the capital markets, the reduction in the possibility of market concentration or improper price formation, and the bolstering of the strategy for repurchase of securities focused on the preservation of liquidity and stockholder value. All this has led to a greater transparency for this type of operation.

4.2.4.	Capital and Risks Management Committee

The Extraordinary General Meeting of April 23 2008 approved the establishment of the Capital and Risks Management Committee in compliance with CMN’s resolutions and as part of the process of reinforcing the structure of internal controls. The Committee comprises from 6 (six) to 8 (eight) persons elected annually by the Board of Directors from among the members of the Board itself, from the Board of Executive Officers and from subsidiaries and from among professionals of proven knowledge in the area of risk management and the allocation of capital, conditional on the majority the Committee’s members being members of the Board of Directors.

It is incumbent on the Committee to revise and approve the policies and methodologies and monitor the risks and allocation of capital, establishing limits: (i) for exposure to credit, market, operating  and

CORPORATE GOVERNANCE POLICY OF MAY 5 2008 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	Page .6

subscription risks; and (ii) for capital allocation, considering the risk adjusted return and ensuring full compliance with regulatory requirements.

4.2.5.	Accounting Policies Committee

The Meeting of April 23 2008 also approved the setting up of the Accounting Policies Committee, made up of 6 (six) to 8 (eight) members elected annually by the Board of Directors from among the members of the Board itself, from the Board of Executive Officers and from subsidiaries and from among professionals of proven knowledge in the accounting and auditing areas, conditional on the majority of the Committee’s members being members of the Board of Directors.

It is incumbent on the Accounting Policies Committee to review and approve the accounting policies and procedures for: (i) ensuring compliance to regulatory standards and their uniform application throughout the Itaú Conglomerate, with an emphasis on estimative, evaluation and judgmental criteria; and  (ii) monitoring the process for preparation of the Account Statements and the Management Discussion and Analysis Report, on a quarterly basis, for the purposes of publication and disclosure.

4.3.	Advisory Boards

Itaú Holding has an Advisory Board and an International Advisory Board.

The Advisory Board is a statutory body comprising from 3 (three) to 20 (twenty) members, elected annually by the Board of Directors. It is the Board’s function to cooperate with the Board of Executive Officers through suggestions for the solution of specific themes, the examination of which has been requested of it.

The International Advisory Board is a statutory body which meets to examine world economic prospects and the implementation of internationally accepted codes and standards, particularly in the areas of monetary and financial policy, Corporate Governance, capital markets, payment systems and prevention of money laundering. In this way, the International Advisory Board seeks to contribute to expanding Itaú Holding’s standing in the international financial community. The International Advisory Board has as members the CEO of Itaú Holding and 3 (three) to 20 (twenty) other members with outstanding knowledge of international financial and economic affairs.

4.4.	Fiscal Council

The Fiscal Council is an independent body consisting comprising from 3 (three) to 5 (five) members elected by the General Meeting to monitor the activities of management and the independent auditors. The composition, functions and responsibilities of the Fiscal Council are established in its Internal Charter. Its responsibilities include the preparation of a technical report on the quarterly and annual reports to be submitted for approval of the stockholders (these reports must be made available to stockholders at least one month before the date set for the Ordinary General Meeting). The preferred stockholders have the right to elect one standing member and his/her respective alternate to the Fiscal Council. Minority stockholders representing together 10% (ten per cent) or more of the voting shares  are equally entitled to elect one councilor and his/her alternate.

Pursuant to the Bylaws of Itaú Holding, the Fiscal Council is not permanently installed and in accordance with the Brazilian Corporate Law, its installation depends on a resolution on the part of the Board of Directors. However, in practice the Fiscal Council has been installed without interruption since 2000. The members nominated by the controlling group of Itaú Holding are independent professionals according to the criterion established in the NYSE’s Corporate Governance recommendations, and have a wide experience of the financial market.

5.	Stockholders’ Rights

5.1.	Dividends Policy

CORPORATE GOVERNANCE POLICY OF MAY 5 2008 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	Page .7

Since July 1980, Itaú Holding maintains a dividend distribution policy of monthly payments of dividends and semi-annual and annual complementary payments.

The stockholders have the right to receive a mandatory dividend in each fiscal year. The dividend value may be no less than 25% (twenty-five percent) of the net income reported in the same fiscal year, adjusted for the decrease or increase in values specified under letters “a” and “b” of subsection I of Article 202 of Law 6,404/76 and pursuant to subsections II and III of the same legal provision. In addition to the mandatory dividend, the Board of Directors may (i) propose to the Ordinary General Meeting the payment of dividends calculated on the basis of retained earnings, revenue reserves and in some cases capital reserves and (ii) establish the payment of interest on capital. Interim dividends or interest on capital  are integral to the mandatory dividend for the fiscal year.

5.1.1.	Dividend Reinvestment Program

The Dividend Reinvestment Program (PRD) was created in 2004, as one more benefit to the stockholders of Itaú Holding. Through this program, stockholders can automatically reinvest their dividends in the purchase the company’s preferred or common shares. Any stockholder that holds a current account with Banco Itaú S.A. is eligible to participate in the PRD, whether  a private individual or a corporate entity, except those that are signatories to Itaú Conglomerate’s Trading Policy and have shares held in custody with the Book Entry Shares System of Banco Itaú S.A.

Itaú Holding’s PRD  was the first dividends reinvestment program of a Brazilian company, registered and approved by the Brazilian Securities and Exchange Commission - CVM. It has the following advantages for the Itaú Holding stockholder: (i) it offers a reliable, efficient, systematic and organized alternative for the purchase of shares; (ii) it allows individual share purchase bids to be bundled with the bids of all other stockholders of the same company that have signed up to the PRD; this permits an increase in investment volume and a consequent reduction in brokerage fees compared with the standard form of share acquisition; and (iii) it fosters a gradual increase in the participation in the company’s capital, and in distributed dividends.

5.2.	Tag Along

Tag Along rights are a defense mechanism for minority stockholders (not part of the controlling shareholder block), which ensures such stockholders a minimum price to be paid per share held in the event of an eventual sale of a controlling interest in the company.

Brazilian corporate legislation dictates that when a publicly listed company is sold, the acquiring entity must make a public offering to acquire the common shares of the minority stockholders  at a price at least equal to 80% (eighty percent) of the value per share paid to the controlling group. At a General Meeting held in April 2002, Itaú Holding extended the same tag along privileges to preferred stockholders. Thus, tag along rights at Itaú Holding give the right not only to the holders of common shares (as enshrined in law), but also to the holders of preferred shares.

BOVESPA has included Itaú Holding in ITAG – Special Tag Along Stock Index. The Exchange established this index to differentiate and add value to companies that dedicate greater attention and care to their minority stockholders.

6.	Transparency

6.1.	Investor Relations

The Investor Relations (IR) area’s policy is to disseminate information on Itaú Holding in a transparent and accessible manner as the basis for an investment in the company’s shares. In this way the area seeks to consolidate and maintain the Itaú Holding’s image of leadership  and innovation in the capital markets, always reinforcing  respect for legal and ethical principles.

Public meetings undertaken by the IR area are one of the most important and appreciated channels of communication by investors, analysts and stockholders. The opportunity to discuss strategies and reported earnings with senior management can be a decisive factor in reaching investment decisions.

CORPORATE GOVERNANCE POLICY OF MAY 5 2008 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	Page .8

BOVESPA requires that companies with a Corporate Governance level listing undertake an investors meeting at least once a year.

Since 1996, Itaú Holding has promoted public meetings in the different APIMEC (National Association of Capital Markets’ Analysts and Investment Professionals) regions as well as various presentations in the United States and Europe. At these meetings and presentations with the domestic and international financial community, Itaú Holding endeavors to explain its performance, strategy for creating stockholder value and the outlook for the future, among other themes of investor interest.

Among other salient  points in the Investor Relations policy are the area’s website and the National and International Conference Calls with stockholders, research analysts and potential investors. The latter events are held quarterly one day after the Itaú Financial Conglomerate’s earnings are released and under certain circumstances,  following the disclosure of material facts. These initiatives play a key role in Corporate Governance practices: they establish, in a dynamic and democratic way, the opportunity for direct contact between stockholders, the market and Itaú Holding, facilitating access to pertinent information on the company.

6.2.	National and International Stock Indexes

In pursuing its objective of excellence in Corporate Governance, Itaú Holding has been successful in becoming a component of the principal stock indexes which measure the degree of the company’s adhesion to practices which are recognizably effective in this area. The indexes included ITAG, already mentioned above, and IGC – BOVESPA’s Special Corporate Governance Stock Index, a listing which encompasses those companies able to offer greater investor security.

In the same direction, Itaú Holding’s shares have now become a component of BOVESPA’s Corporate Sustainability Stock Index (ISE). This index was established in conjunction with various institutions, among them the Brazilian Institute of Corporate Governance, so becoming a benchmark for socially responsible investment and a catalyst for good practice in the Brazilian business métier.

Itaú Holding’s shares have been a component of the Dow Jones Sustainability World Index (DJSI World) since its inception in 1999. DJSI World selects companies with recognized corporate sustainability with the capacity to create stockholder value over the long-term by successfully maximizing opportunities and managing risks associated to economic, environmental and social factors. The index considers not only financial performance but also more especially, the management quality of the company which should combine economic value with social and environmental activities as a means towards long-term sustainability.

7.	Business with Related Parties

Business conducted between Itaú Holding and related parties is based on respect for legal and ethical norms.

These norms are not restricted to the capacity of Itaú Holding to conclude transactions with its financial institution affiliates in the interbank market and conducted at the same  prices, terms and rates as those prevailing in the market. These operations are eliminated from the consolidated position and from the results of the operations of Itaú Holding, supervised by the independent auditors and published quarterly in the Account Statements.

The other contracts with related parties adopt the same criterion of strict compliance with the legislation to exclude any intercompany partiality or favoritism towards the controlling stockholder group. For this reason, these contracts are always subject to exhaustive analysis by Senior Management.

8.	Socio-environmental Responsibility

CORPORATE GOVERNANCE POLICY OF MAY 5 2008 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	Page .9

Itaú Holding’s socio-environmental practices are characterized by the ethical and transparent relationship which the company enjoys with employees, customers, stockholders, suppliers, governments, non-governmental organizations, the press, partners, communities and other strategic stakeholders. These practices are based upon the respect for the human being, legality and diversity, as well as the commitment to the quality of products and services and with the preservation of the environment. The company relies on two internal bodies of governance which are made up of representatives from various areas: the Socio-environmental Responsibility Commission and the Socio-environmental Responsibility Executive Committee.

Itaú Holding communicates with its strategic public through various channels, among which are the Itaú Social Foundation and the Itaú Cultural Institute. Both are catalysts for the company’s social investments, the former focused on quality public school education and the second on the dissemination of Brazilian culture.

Itaú Holding’s collegiate bodies (Board of Directors, committees and commissions) are also involved in discussions on the socio-environmental theme. Among these organs, the most important are the Senior Ethics Commission, the Audit Committee, the Disclosure and Insider Trading Committee and the Commission for Prevention and Fight against Illegal Activities Commission.

The campaign undertaken by Banco Itaú S.A., a wholly owned subsidiary of Itaú Holding, denominated the Rational Use of Credit as well as Itaú Holding’s adhesion to the Equator Principles are both emblematic of the organization’s concern with credit policies and sustainable development which are aligned to the aspirations of contemporary society.

9.	Itaú’s Vision

Itaú Holding’s focus is on creating stockholder value. One of the means of achieving this is through the adoption of best Corporate Governance practice, a continuous and long-term process directed towards the company’s sustainable growth.

In this context, values of transparency, ethics and a constant concern with the community together with a high degree of social and environmental responsibility are upper most, the consequence being the strengthening of Itaú Holding as a solid and long-lasting organization.

Itaú’s vision epitomizes this objective and underscores the commitment of Itaú Holding to its internal stakeholders, with the stockholders and the community at large:

“To be the industry’s best performing bank and built to last, renowned for being sound and ethical, distinguished by highly motivated teams, committed to customer satisfaction, to the community and to generating competitive advantages”.